Exhibit 99.1

September 27, 2019

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on November 6, 2019 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on October 2, 2019 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
MARK TLUSZCZ
Chair of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on November 6, 2019

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on Wednesday, November 6, 2019 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to amend and readopt compensation policies for the Company’s executives and directors;

(2)	to approve an option award plan for the Company’s Chief Executive Officer;

(3)	to amend and readopt the compensation arrangement of the Company’s non-executive directors;

(4)
to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2022, and until their respective successors are duly elected and qualified; and

(5)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, when Proposal no. 5 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2018.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on October 2, 2019.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on October 2, 2019, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on October 2, 2019, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our Board of Directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the Proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.  In addition, a special majority vote will be required for approval of each of Proposals nos. 1 and 2.  In order to approve each of Proposals nos. 1 and 2, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the relevant Proposal, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this Proposal must not represent more than two percent of our outstanding ordinary shares.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is October 4, 2019.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.wix.com/ or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EDT on November 5, 2019 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Mark Tluszcz
Chair of the Board of Directors

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on November 6, 2019

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Wix.com Ltd. (the “Company” or “Wix”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on November 6, 2019 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Wix ordinary shares, beginning September 27, 2019.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on October 2, 2019.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on October 2, 2019, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to amend and readopt compensation policies for the Company’s executives and directors;

(2)	to approve an option award plan for the Company’s Chief Executive Officer;

(3)	to amend and readopt the compensation arrangement of the Company’s non-executive directors;

(4)
to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2022, and until their respective successors are duly elected and qualified; and

(5)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing Proposals, when Proposal no. 5 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2018.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On September 24, 2019, we had a total of 51,151,949 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal no. 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.  In addition, a special majority vote will be required for approval of each of Proposals nos. 1 and 2.  In order to approve each of Proposals nos. 1 and 2, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the relevant Proposal, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this Proposal must not represent more than two percent of our outstanding ordinary shares.

In the enclosed form of proxy card or voting instruction form you will be requested to indicate whether you are a controlling shareholders and do not have a personal interest with respect to proposals nos. 1 and 2. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not a controlling shareholder and do not have a personal interest with respect to proposals nos. 1 and 2 by marking “NO” on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the special majority.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. EDT on November 5, 2019.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on October 2, 2019.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 2, 2019, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chair of the Meeting; (iii) by signing and returning a proxy card with a later date, or (iv) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold ordinary shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning September 27, 2019.  Certain officers, directors, employees and agents of Wix, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.wix.com/.  The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, and (ii) all of our directors and executive officers as a group, as of September 24, 2019.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
FMR LLC (3)	3,779,201	7.4%
Entities affiliated with Mangrove Capital Partners (4)	3,165,090	6.2%
T. Rowe Price Associates Inc. (5)	2,820,601	5.5%
All executive officers and directors as a group (13 persons) (6)	6,919,629	12.9%
_____________

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 51,151,949 ordinary shares issued and outstanding as of September 24, 2019. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
This information is based upon a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 13, 2019. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G/A, FMR has sole voting power over 471,422 ordinary shares and sole dispositive power over 3,779,201 ordinary shares.  Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. Neither FMR nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by various investment companies (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(4)
Based on a Schedule 13G/A filed by Mangrove II Investments Sarl (“Mangrove II”) on February 12, 2019, ordinary shares beneficially owned consists of 3,118,019, ordinary shares held by Mangrove II, and 47,071 ordinary shares held by Mangrove Partners SCSp (“Mangrove Partners”). Mangrove II is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a private limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Partners is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners are Hans-Jurgen Schmitz and Willibrord Ehses. The address for Mangrove II and Mangrove Partners is c/o Mangrove Capital Partners, 31 Boulevard Joseph II, L-1840, Luxembourg.

(5)
This information is based upon a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 14, 2019. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202. Pursuant to the Schedule 13G/A, T. Rowe Price has sole voting power over 526,274 ordinary shares and sole dispositive power over 2,820,601 ordinary shares. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to T. Rowe Price may be revoked in whole or in part at any time.

(6)
Consists of (i) 4,340,760 ordinary shares directly or beneficially owned by Wix’s directors and executive officers, including the ordinary shares held by entities affiliated with Mangrove Capital Partners over which Mr. Tluszcz may be deemed to share voting and dispositive power; and (ii) 2,578,869 ordinary shares constituting the cumulative aggregate number of ordinary shares underlying options and RSUs granted to the executive officers and directors which have vested, or will have vested as of November 23, 2019 and have not been exercised as of September 24, 2019.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2018 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 9, 2019, a copy of which is available on our website at https://investors.wix.com/.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to, our expected share dilution and share dilution rate, share prices, expected exercise rates, our expected business performance and competitive advantages, and our expected future cohort value. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” ”assume,” or the negative of these terms or other similar expressions.

The forward-looking statements contained in this proxy statement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, changes in observed option exercise patterns which could affect exercise rates, fluctuation in our future share price, our ability to grow our user base and premium subscriptions; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets and attract new customer segments; our prediction of the future collections generated by our user cohorts; share repurchases we may make pursuant to our share repurchase plan; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2018 annual report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2019.

Any forward-looking statements made by us in this proxy statement speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement, to conform these statements to actual results or to changes in our expectations.

BUSINESS HIGHLIGHTS

Business Highlights

Wix is a cloud-based website development platform for over 160 million registered users worldwide. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix’s headquarters are in Tel Aviv with offices in Be’er Sheva, Berlin, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Tokyo and Vilnius.

Shareholder Returns

Since its initial public offering (“IPO”) in November 2013, Wix has generated a significant share price return for shareholders, increasing by a rate of 647% through September 20, 2019:

Significant Product Innovation and Evolution

Since being founded as a basic website builder, Wix has transformed to become a complete online operating system for businesses and organizations:

This successful transformation has been enabled by a tremendous amount of product innovation and development:

We believe this history of product development is our key competitive advantage and has enabled Wix to generate the significant growth it has demonstrated to date.

The tremendous growth we have experienced since our IPO in the fourth quarter of 2013, through June 30, 2019 is further demonstrated by the following:

o	number of registered users increased by 3.8x to more than 160 million;

o	number of premium subscriptions increased by 5.4x to 4.3 million;

o	revenue increased by 8.4x to $680 million in the 12 months ended June 30, 2019;

o	net cash provided by operating activities increased by 32x to $136 million in the 12 months ended June 30, 2019;

o	expected future cohort value increased by 7.2x to $5.9 billion;

o	expanded to 19 new product languages;

o	number of employees increased by 4.9x to 2,867; and

o	expanded to 10 new office locations worldwide.

Management Stability

The entirety of this growth has been led by the same management team since our IPO. The average tenure of the Wix management team, which is comprised of 12 individuals, is above 10 years, and each of these executives has remained with Wix since our IPO.

CORPORATE GOVERNANCE
Introduction

Strong corporate governance benefits our shareholders, executive officers, directors and employees and is essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders; (ii) we have an effective corporate governance structure; and (iii) we are operating in a way that is open, honest and transparent.

Our corporate governance practices are overseen by our Board, which is currently composed of nine members. Seven of our current directors qualify as independent under NASDAQ rules. All our committees of the Board are comprised solely of independent directors.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

✔	What We Do
✔	Base a significant portion of the compensation opportunity on financial and stock price performance	✔	Apply double-trigger acceleration of time-based equity awards upon a change of control
✔	Set annual and long-term incentive targets to our CEO based on objective performance measures	✔	Appoint a Lead Independent Director who serves as the chair of all of the Board’s committees
✔	Maintain a forfeiture and clawback policy	✔	Regularly review the executive compensation and peer group data
✔	Require minimum shareholding guidelines for officers and directors, including five times annual salary for our CEO	✔	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
✔	Maintain a majority independent Board	✔	Take a disciplined approach to managing dilution by cancelling a portion of our equity pool, implementing a net exercise mechanism and shifting to RSUs
✔	Maintain entirely independent Board committees	✔	Maintain an independent compensation committee which engages an independent and reputable compensation advisor
✔	Emphasize pay-for-performance – meaning the earning of annual bonuses are subject to the attainment of objective performance measurements	✔	Cap cash bonus payments
✔	Place a cap on annual equity-based compensation	✔	Maintain an Anti-Hedging and Pledging Policy

✘	What We Don’t Do
✘	Enable repricing of options of our CEO or board members without shareholder approval	✘	Guarantee salary increases to executive officers
✘	Enable hedging and pledging transactions or short sales by executive officers or directors

We highlight below some important aspects of our corporate governance regime such as our (i) dilution management efforts, (ii) shareholder engagement practices, (iii) engagement of compensation advisors including for peer group analysis, (iv) inclusion of a “double trigger” mechanism for our executives and directors, (v) requirements for our executives and directors regarding equity holdings including minimal shareholding guidelines and restrictions on hedging activity, and (vi) our ability to clawback equity earned by executives and directors.

Disciplined Dilution Management

Under the supervision of the Board, the Company exercises a disciplined approach to manage the long-term effects of its equity incentive grants and frequently reviews and re-assesses its levels of share dilution. The Company’s management and Board remain committed to cautious management of the Company’s dilution and continue to take considerable measures to reduce dilution, while carefully balancing the Company’s need to retain its talented employees and executives, which are the drivers of the Company’s success.

We have implemented several effective measures, over the past several years, that have resulted in a meaningful reduction in dilution. Collectively, these measures have effectively reduced our dilution from 25.4% as of December 31, 2014 to 16.0% as of June 30, 2019, a 37% reduction (as further explained below). We project dilution will continue to decline to a rate of between 11.6% to 12.2% as of December 31, 2020, assuming certain Company estimates relating to future share prices and exercise rates of options, as explained below.

In addition to the active measures we have taken to reduce our dilution, it is important to note that approximately 45% of the dilutive shares comprised in our 16.0% dilution as of June 30, 2019, correspond to vested and exercisable options held for two years or more by our employees. We believe this is a strong and positive indication that our employees have trust and belief in the Company’s future success. Assuming the exercise of all these options, our dilution would have been 8.7% as of June 30, 2019.

Apart from reducing the number of options and RSUs that are granted to our employees on an ongoing basis, to reflect the increase in the Company’s ordinary share price, Wix took additional special measures to further reduce our dilution:

•	Shifted Employee Equity Grants to RSUs:

Since 2015, Wix has gradually shifted from granting only options to granting a mix of options and RSUs. This has attributed to a reduction in dilution, since Wix customarily grants RSUs and options at a ratio of 1:2-3 (i.e., the grant of one RSU replaces the grant of between two to three options).

•	Cancelled a Significant Reserved Unallocated Equity Pool:

In June 2019, Wix cancelled 1.59 million ordinary shares of its reserve unallocated equity pool, which further reduced dilution.

•	Adopted a Net Exercise Mechanism:

In June 2018, Wix began to implement a net exercise mechanism with respect to options granted to employees in Israel. Pursuant to the net exercise mechanism, rather than the employee paying the exercise price for his or her options, and the Company issuing the full number of ordinary shares underlying such options, the Company only issues the number of ordinary shares equal to the calculated gain resulting from the exercise of such options and cancels the remaining number of shares underlying the options, thereby decreasing the dilution.

Example: If 1,000 options were granted at an exercise price of $70, upon exercise of the options, rather than issuing the full 1,000 ordinary shares, a lower number of ordinary shares will be issued, as illustrated below:

o
at a market value of $140 per share, only 500 ordinary shares will actually be issued to cover the employee gains, and the remaining 500 ordinary shares will be cancelled and not returned to the equity pool; and

o	at a market value of $175 per share, 600 ordinary shares will be issued to cover the employee gains, and the remaining 400 ordinary shares will be cancelled and not returned to the equity pool.

The above illustrates that under the net exercise mechanism:

o
The actual number of ordinary shares issued upon the exercise of an option award, will always be less than the full number of options granted, since the portion of the options equivalent to the exercise price is cancelled.

o	The effect of the net exercise mechanism is effectively similar to the effect of a share repurchase, since under both mechanisms the share capital of the Company is decreased.

o	The equity pool decreases (due to the cancellation of ordinary shares), and consequently the dilution declines.

o	The positive effect of the net exercise mechanism on dilution reduction will be weakened as the share price increases, which also correlates to higher shareholder returns.

Taking into account the dilution reduction efforts described above, and assuming future net exercises based on projected share prices, we expect our effective dilution to decline over the next 18 months from 16.0% as of June 30, 2019 to between 11.6% to 12.2% as of December 31, 2020, as explained below.

Dilution Calculation Before Implementing the Net Exercise Mechanism

We calculate dilution by dividing (A) the sum of (i) all the unvested and vested shares subject to unexercised options (“Allocated Options”); plus (ii) all the allocated and unvested RSUs; plus (iii) all the shares available for grant in our equity pool; (collectively the “Total Equity”); by (B) the sum of (i) the Total Equity; plus (ii) all of the Company’s issued and outstanding share capital.

As per the above, the dilution of 19.2%, as of December 31, 2018 (as referenced in the graph above), was calculated by dividing the sum of (A) (i) 7,676,713 Allocated Options as of December 31, 2018; plus (ii) 2,090,512 allocated and unvested RSUs, as of December 31, 2018; plus (iii) 1,940,314 unallocated option awards and RSUs available for grant in our equity pool as of December 31, 2018 (collectively the “December 2018 Total Equity”); by (B) the sum of (i) the December 30, 2018 Total Equity of 11,707,539; plus (ii) the Company’s issued and outstanding share capital as of December 31, 2018 of 49,269,626;

Dilution Calculation After Implementing the Net Exercise Mechanism

Since we began the implementation of the net exercise mechanism, we still calculate our dilution as specified above, except that we subtract from the Allocated Options a number of options held by Israeli employees which would have been cancelled, assuming full exercise of the Allocated Options, at a certain share price on a given date.

In accordance with the above:

(i)  when calculating the dilution of 17.0% as of December 31, 2018, we subtracted from the 7,676,713 Allocated Options, 1,590,027 options, which would have been cancelled assuming full exercise of the Allocated Options, at the closing share price on December 31, 2018 of $90.34;

(ii) when calculating the dilution of 16.0% as of June 30, 2019, we subtracted from the 7,744,708 Allocated Options as of June 30, 2019, 1,575,586 options held by Israeli employees which would have been cancelled assuming full exercise of the Allocated Options, at the closing share price on June 30, 2019, of $142.10;

Future Dilution Projection Calculation

          The future dilution projection for December 31, 2020 of between 11.6% to 12.2% was calculated assuming an estimated rate at which our employees exercise their options, which is based on historical behavioral patterns of our employees, and projected share prices increasing gradually over the course of six quarters up to a range of $225 to $330, respectively.

Shareholder Engagement

We regularly communicate with shareholders to better understand their perspectives and expected practices with regards to dilution, executive compensation and corporate governance. Members of our Board and management participate personally in communications with our largest shareholders on these topics. Specifically, in considering the components and structure of the proposed option award plan for our Chief Executive Officer (“CEO”), (as described in Proposal no. 2), our management and members of our Board proactively engaged with and solicited feedback from shareholders in an effort to ensure that our compensation practices and philosophy are aligned with our shareholders’ best interests and that the components of the option award plan for our CEO were structured to align with shareholder objectives.

Independent Compensation Advisor

The Compensation Committee directly engaged the services of Radford, a business unit of Aon plc (“Radford”), a leading global provider of consulting services relating to human capital and compensation, to ensure that the Company’s compensation practices are aligned with, and competitive relative to, market practices.  Radford reported directly to the Compensation Committee and the Compensation Committee determined Radford to be independent.

Peer Group

Our peer group was initially constructed with the advice and assistance of Radford, and is reviewed and re-assessed periodically by our Compensation Committee based on Radford’s reports and recommendations.

Our peer group is customarily made up of between 15 to 20 companies, which are most comparable to the Company on a range of criteria, including industry (mainly software-as-a-services companies), revenue, market capitalization, number of employees and rate of growth.  The Company’s current peer group, which consists of 17 companies, is listed in Annex A (the “Peer Group”).

Double Trigger

Equity grants to executives and directors are subject to a “double trigger” full acceleration vesting mechanism in the event of a “Change of Control,” as defined in the Plan (defined below).

According to the “double trigger” mechanism, in the event of a Change of Control in the Company, the unvested equity of a director or executive, as applicable, will accelerate, subject to his or her engagement or service with the Company being terminated (other than for “Cause” as defined in the Plan) as a condition to, or in connection with, the consummation of the Change in Control event, and within a defined period of time either after, or prior to the consummation of the Change in Control. The specific terms of the “double trigger” mechanism which apply to our CEO and to our non-executive directors, are specified in Proposals no. 2 and 3 below, respectively.

Shareholding Guidelines

Under our proposed amendments to our Compensation Policies (as defined in Proposal no. 1 below), in order to align the interests of the executive officers with the long-term growth of the Company, executive officers are required to beneficially own ordinary shares of the Company (excluding unvested equity) equal to at least 100% of their annual base salary.

Executive officers who also serve as directors, as well as the Chief Executive Officer, are required to beneficially own ordinary shares of the Company (excluding unvested equity) equal to at least 500% of their annual base salary.

Non-executive directors are required to beneficially own ordinary shares of the Company (excluding unvested equity) equal to at least 500% of the Annual Retainer (as defined in Proposal no. 3 below).

Existing executive officers (including the CEO) and directors are expected to satisfy these shareholding guidelines within four years as of the effective date of the amended Compensation Policies, i.e. June 26, 2024, (and for officers or directors employed or appointed after the effective date of the amended Compensation Policies, four years from his or her respective date of employment or appointment) and maintain such shareholding guidelines throughout their service as executive officers and/or directors.

All the existing executive officers (including the CEO) and directors have met their respective shareholding guidelines as of September 27, 2019.

Anti-Hedging and Pledging Policy

Under our Insider Trading Policy, directors and officers (as well as other employees of Wix) are restricted from engaging in short-term or speculative transactions in Wix securities or in other transactions in Wix securities that may transfer the full risks and rewards of ownership over Wix securities, including (i) transactions in publicly-traded options such as puts, calls or other derivative securities, (ii) standing orders during blackout periods, other than pursuant to written trading plans which comply with the requirements of the Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) hedging transactions, (iv) holding Wix securities in margin accounts or (v) pledging Wix securities as collateral.

Forfeiture and Clawback Policy

As stated in the Company’s Compensation Policies, in order to reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to executive and director compensation allows for the Board and/or Compensation Committee, at its discretion, to determine that an executive or director’s rights, payments and benefits with respect to an equity award granted to such executive or director, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award.

Such events may include, but shall not be limited to termination with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the executive or director, or restatement of the Company’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

The Company’s forfeiture and clawback policy (which is proposed to be re-adopted in Proposal no. 1 below as part of the Company's Compensation Policies) applies to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified events above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

PROPOSAL 1 – PROPOSAL TO AMEND AND READOPT COMPENSATION
POLICIES FOR EXECUTIVES AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Wix, are required to adopt written compensation policies for their executives and directors, which address certain items prescribed by the Companies Law.  The adoption, amendment and restatement of the compensation policies is to be recommended by the Compensation Committee and approved by the Board and shareholders at least once every three years.

In June 2017, in accordance with such Israeli law requirements, our Compensation Committee reviewed and recommended the Wix.com Ltd. Compensation Policy - Executives, and the Wix.com Ltd. Compensation Policy - Directors (collectively, the “Compensation Policies”), which address the items prescribed by the Companies Law, and our Board and shareholders subsequently approved the Compensation Policies. In connection with readopting the Compensation Policies in 2017, the Company implemented certain changes to improve its compensation practices, including adding a minimum shareholding requirement for executive directors and revising the threshold for annual equity awards to executives.

In accordance with the Israeli law requirement that such Compensation Policies be reviewed and readopted at least once every three years, our Compensation Committee has completed a thorough review of our Compensation Policies in connection with its recommendation to the Board.

Generally, the terms of the Compensation Policies (as proposed to be updated), remain substantially similar to the Compensation Policies re-adopted at the 2017 annual general meeting of shareholders, including all improvements mentioned above.  However, in light of the experience gained from the implementation of the Compensation Policies since 2017, changes in market practices, the increasing competitive environment for talent in the technology, internet and software industries, the Company’s current initiatives and activities, the Company’s significant growth and increase in market capitalization and other considerations, the Compensation Committee and the Board have resolved to adopt, and the shareholders are being asked at the Meeting to approve certain changes to the Compensation Policies.

The existing Compensation Policies already include forfeiture and clawback provisions, minimum shareholding requirements for executive directors, limits on equity-based compensation, a requirement for regular review of executive compensation, and a requirement for significant performance-based variable compensation components of total executive compensation (as indicated above in the “Corporate Governance” section). Such provisions have been retained in the updated Compensation Policies.

The full text of the updated Compensation Policies (marked to reflect the proposed changes) are attached to this proxy statement as Annex B and Annex C.

The following are the principal changes proposed to be implemented, which are intended to further reduce dilution and align the interests of the executives and non-executive directors with the long-term growth of the Company:

Proposed Changes to the Wix.com Ltd. Compensation Policy - Executives:

●
reduce the maximum annual threshold for equity awards to executives (calculated as a percentage of the number of Wix ordinary shares outstanding), as detailed in the updated Wix.com Ltd. Compensation Policy - Executives attached as Annex B;

●
introduce new shareholding guidelines for non-director executive officers, requiring them to beneficially own ordinary shares of the Company (excluding unvested equity) equal to at least 100% of their annual base salary. The shareholding guidelines must be met for current non-director executive officers, within four years as of the effective date of the Wix.com Ltd. Compensation Policy - Executives, i.e. June 26, 2024 (and for non-director executives employed after the effective date of the amended Compensation Policy - Executives, four years from his or her respective date of employment) and must be maintained by the executive officers throughout their service. All the current non-director executive officers have met these shareholding guidelines as of September 27, 2019; and

●
increase the required shareholdings for executives who also serve as directors, and for the CEO, requiring them to beneficially own ordinary shares of the Company (excluding unvested equity) equal to at least 500% of their annual base salary, an increase of 150% from the current guidelines which required shareholdings of at least 200% of their annual base salary. These guidelines must be met for current executives who also serve as directors, within four years as of the effective date of the Wix.com Ltd. Compensation Policy - Executives, i.e. June 26, 2024, and must be maintained throughout their service as executive directors, or as CEO. All the current executive directors, including our CEO, have met these shareholding guidelines as of September 27, 2019; and

●
apply the forfeiture and clawback policy (which authorizes the Board and Compensation Committee to reduce, cancel, forfeiture, rescise or recoup a directors’ benefits with respect to an equity award granted to him or her, upon the occurrence of certain specified events), to benefits relating to an equity award paid during the three-year period preceding the date on which the specified event has occurred.

Proposed Changes to the Wix.com Ltd. Compensation Policy - Directors:

●
in Proposal no. 3 we have proposed revisions to the compensation arrangement of the Company’s non-executive directors, including a one-year award grant for newly appointed directors, the same as incumbent non-executive directors, replacing the advance three-year grant newly appointed directors receive under the current plan; accordingly, we propose to conform the Wix.com Ltd. Compensation Policy - Directors by reducing the minimum vesting period for newly appointed directors from three years to one year. The one-year award grant is more favorable to the Company since the exercise price of the options will be adjusted every year to reflect the fair market value on the respective grant date, and also in light of the fact that vesting acceleration in the event of a Change of Control in the Company, only applies to awards which have been granted prior to the Change of Control;

●
introduce new shareholding guidelines for non-executive directors, requiring them to beneficially own ordinary shares of the Company (excluding unvested equity) equal to at least 500% of their Annual Retainer. The shareholding guidelines must be met, for current non-executive directors, within four years as of the effective date of the Wix.com Ltd. Compensation Policy - Directors, i.e. June 26, 2024, (and for directors appointed after the effective date of the amended Compensation Policy - Directors, four years from his or her respective date of appointment) and must be maintained throughout their service as directors. All the current directors have met these shareholding guidelines as of September 27, 2019;

●
introduce a new maximum annual value threshold for the equity-based compensation of our lead independent director, equal to $0.625 million, to conform with the newly proposed annual grant level for the lead independent director of 125% of the proposed grant of the other directors, as specified in Proposal no. 3, to reflect the significant contribution and importance of the lead independent director to the operation of the Board and the Board committees; and

●
apply the forfeiture and clawback policy (which authorizes the Board and Compensation Committee to reduce, cancel, forfeiture, rescise or recoup a directors’ benefits with respect to an equity award granted to him or her, upon the occurrence of certain specified events), to benefits relating to an equity award paid during the three-year period preceding the date on which the specified event has occurred.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data of our Peer Group as provided by Radford.

The Board subsequently approved the adoption of the revised Compensation Policies upon the recommendation of the Compensation Committee and recommended that shareholders approve the adoption of the revised Compensation Policies.  If approved by shareholders, the changes shall become effective on June 26, 2020 (on the third anniversary of the prior adoption of the Compensation Policies on June 26, 2017), other than the conforming changes to the amended non-executive director compensation plan being proposed in Proposal no. 3 below, specifically relating to the minimum vesting period for newly appointed directors, which shall become effective on the date of the Meeting.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to amend and readopt the Wix.com Ltd. Compensation Policy - Executives in the form attached as Annex B hereto, as set forth in Proposal no. 1 of this proxy statement for a three-year term effective as of June 26, 2020.

FURTHER RESOLVED, to amend and readopt the Wix.com Ltd. Compensation Policy - Directors in the form attached as Annex C hereto, as set forth in Proposal no. 1 of this proxy statement for a three-year term effective as of June 26, 2020 (other than the conforming change in Proposal no. 3 below specifically relating to the minimum vesting period for newly appointed directors, which will be effective as of the date of the Meeting).

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment and re-adoption of the Compensation Policy - Executives and the Compensation Policy - Directors.

PROPOSAL 2 – PROPOSAL TO APPROVE AN OPTION AWARD PLAN FOR OUR
CHIEF EXECUTIVE OFFICER

Background

Our shareholders are being asked to approve an option award plan for our CEO, Mr. Avishai Abrahami.

Avishai Abrahami is the Co-founder, CEO and a director of the Company, and his significant contributions to Wix since its inception have been key to Wix’s sustained growth and long-term success.  Further details on Mr. Abrahami’s background are set forth in Proposal no. 4 of the proxy statement.

 Approval Requirements under Israeli Law

The Companies Law provides that the compensation of our CEO and our directors requires the approval of the Compensation Committee, the Board and our shareholders.  This includes cash compensation as well as compensation in the form of equity awards.  Accordingly, the proposed option award plan for Mr. Abrahami, which was approved and recommended by our Compensation Committee and Board, also requires shareholder approval at the Meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies, other than in special circumstances prescribed by the Companies Law, where the Compensation Committee and Board may override the shareholders’ decision to oppose the option award plan, subject to certain conditions, and only after they evaluate the reasons for which the shareholders voted against such Proposal and still believe the compensation is warranted for special reasons identified.

If this Proposal no. 2 is not approved by the affirmative vote of our shareholders, we will NOT grant the option awards to our CEO.

Company’s Overall Executive Compensation Philosophy

The Wix.com Ltd. Compensation Policy - Executives (attached as Annex B to the proxy statement) applies to our CEO as well as to other executives in the Company.

Our Compensation Committee and Board of Directors believe that strong and effective leadership, in particular that of our CEO, is fundamental to Wix’s continued growth and success in the future.

In line with this goal, our compensation philosophy aims to offer our CEO and other executives compensation packages that are competitive with other companies in Wix’s industry and jurisdictions of operation, while ensuring that such compensation structures also meet the Company’s interests and overall financial and strategic objectives.

In support of the above, Wix’s executive compensation philosophy is designed to meet, among others, the following objectives:

●	retain, reward and motivate highly qualified executives;

●
ensure that the interests of the executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that executives have an interest in Wix’s sustained growth and success;

●	motivate the executives to achieve results with integrity and fairness, without encouraging excessive risk taking;

●	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and

●	balance rewards for both short- and long-term results to ensure sustained business performance over time.

Considerations in Setting CEO Compensation

  In setting the compensation of our CEO, the Compensation Committee considered, among other things, the following factors:

●	the significant financial and strategic growth of the Company since its IPO, under Mr. Abrahami’s leadership, as more fully described in the “Business Highlights” section above;

●	the responsibilities and duties performed by Mr. Abrahami as CEO;

●	Mr. Abrahami’s unique expertise and profound knowledge of Wix and our industry;

●	the estimation of Mr. Abrahami’s expected contributions to the future growth of the Company;

●
Mr. Abrahami’s success in maintaining a stable management team (as more fully described in the “Corporate Governance and Business Highlights” sections above), creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

●	data from an independent analysis of compensation awarded to CEOs in our Peer Group provided by Radford;

●	feedback solicited by our management and Board from our largest shareholders in order to ensure that the proposed compensation plan is aligned with shareholders’ interests;

●
the fact that Mr. Abrahami’s annual base salary of approximately $250,000 for the past five years, which is below the 25th percentile for CEOs within our Peer Group, will be maintained at its current level;

●	Mr. Abrahami’s request to waive his performance based annual cash bonus, as of 2020;

●	Mr. Abrahami’s low proportion of cash compared to equity compensation;

●
the difficulty and cost of replacing a high-performing leader and founder of the Company and the potential ramifications for the Company’s long-term success if Mr. Abrahami were to depart from the Company; and

●	other factors prescribed by the Companies Law and the Company’s Compensation Policy - Executives.

Chief Executive Officer Option Award Plan

Our Compensation Committee, in consultation with Radford, has designed a new, three-year option award plan for Mr. Abrahami, with the objective of continuing to align a significant portion of Mr. Abrahami’s compensation with shareholder interests and long-term Company value, per the Company’s Compensation Policy - Executives.

The following is a summary of the key terms of the new proposed option award plan:

Equity Type

The Compensation Committee and Board have concluded that having Mr. Abrahami’s proposed equity component be comprised 100% of options will best align Mr. Abrahami’s interests and motivations with those of our shareholders, for several reasons:

●
Options include an inherent market-linked Key Performance Indicator (“KPI”), which best supports long-term planning and provides a strong reward for growth, since Mr. Abrahami will not realize any gain or compensation if Wix’s share price does not increase above the exercise price of the options, which is the 30-day average share price preceding the date of grant.

●	Options, unlike certain other types of equity awards such as restricted stock units, will not reward for under performance, as their entire gain will be subject to share price appreciation.

The options shall be granted pursuant to the Company’s 2013 Incentive Compensation Plan or any successor equity incentive plan adopted by the Company (the “Plan”), and shall expire, subject to the other terms of the Plan, 10 years from the date of grant.

 Length of the Plan

The Compensation Committee and the Board believe that a three-year plan is necessary to continue the long-term relationship with Mr. Abrahami as the Company’s CEO. A three-year plan will help provide the Company and its shareholders the required and essential stability, visibility and certainty in retaining the CEO, and is in line with the Company’s compensation philosophy which aims to incentivize our executives to help ensure long-term retention.

Number of Options to be Granted

The number of the options that will be granted to Mr. Abrahami during the first quarter Board meeting for 2020, constituting the first of three grants under the proposed three-year compensation plan (“First Grant”), will be determined in accordance with the Black-Scholes-Merton value of such options on the date of the First Grant, as approved by the Compensation Committee and Board.  The expense that will be recorded in our financial statements, over the four-year vesting period of the options under the First Grant, will be approximately $2.26 million per each 12-month period, on a pro-rata basis, assuming the full attainment of the performance KPI described below. Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the grant, it does not guarantee any actual economic gain to Mr. Abrahami.

As mentioned above, in order to align the compensation plan of Mr. Abrahami with shareholders’ interest, his entire proposed equity component is comprised of 100% options, for which Mr. Abrahami will need to effectively pay the full exercise price (equal to the average closing price of a Company ordinary share during the 30 trading days preceding the date of grant). Therefore, Mr. Abrahami will only realize an economic gain from such option grant, if the share price increases and exceeds the exercise price, irrespective of the Black-Scholes-Merton value of the options granted. Mr. Abrahami supports the Board’s position that he should not be granted RSUs, despite the fact that RSUs would provide considerable compensation even if the share price remains stable or declines. Mr. Abrahami insisted on full alignment between his personal interests and those of our shareholders, and to receive zero gain if shareholders have not generated profits.

The number of options to be granted in 2021 (“Second Grant”) and in 2022 (“Third Grant”), will equal to the number of options granted in the First Grant, subject to the Revenue Cap described below. The Compensation Committee and/or Board are not authorized to grant any additional number of options, in excess of the number of options granted in the First Grant.

The Black-Scholes-Merton value of each of the Second Grant and the Third Grant, calculated on the trading day immediately preceding the relevant grant dates, shall not exceed 2.25% of the annual revenues of the Company included in the audited and consolidated annual financial statements of the Company, for the fiscal year immediately preceding the grant date (“Revenue Cap”). In the event the Revenue Cap is exceeded, the number of options granted will be reduced to reflect the value of the Revenue Cap.

Our Compensation Committee and Board believe that the protections offered by combining the maximum number of options that the Company is authorized to grant in the Second Grant and Third Grant, together with the Revenue Cap, will provide shareholders with greater certainty with respect to cases of sharp increases or decreases in share price.

The effect on dilution of the proposed grant to our CEO will also be reduced by the net exercise mechanism, as discussed in “Corporate Governance” above.

Exercise Price

The exercise price of the First Grant, Second Grant and Third Grant will be the average closing price of a Company ordinary share during the 30 trading days preceding each of the applicable grant dates.

The Compensation Committee and Board have no authority to re-price the exercise price of the options, without first obtaining shareholder approval.

Performance Criteria

100% of the options to be granted to Mr. Abrahami, in each of the First Grant, Second Grant and Third Grant, shall be subject to the attainment of a KPI.

The number of options that will be earned by Mr. Abrahami, relative to the number of options granted in the First Grant, Second Grant, and Third Grants, will be determined based on the Company’s attainment of an annual revenue target, which will be set by the Board with respect to each of the First Grant, Second Grant, and Third Grants (“Revenue Target”). The Revenue Target will not be set below the most recent annual revenue guidance publicly disclosed by the Company.

The minimum achievement threshold is proposed to be set at 90% of the Revenue Target. In the event that less than 90% of the Revenue Target is attained with respect to a specific grant, Mr. Abrahami will not earn any of the options granted in the respective grant and such options shall expire and be cancelled.

It is proposed that achievement of 90% of any applicable Revenue Target, will entitle Mr. Abrahami to 50% of the options underlying the respective grant.

It is further proposed that if more than 90% of the relevant Revenue Target is achieved, the options will be earned based on a linear sliding scale, up to 100% of the Revenue Target (for example, if 94% of the Revenue Target was attained, 70% of the options would be earned).

Achievement above 100% of the Revenue Target will not entitle Mr. Abrahami to any additional options.

Four-Year Vesting Period

Long-term, gradual vesting over a four-year period, subject to the schedule below, and to Mr. Abrahami’s continued employment by the Company on the applicable vesting date:

●
25% of the earned options shall vest on the first anniversary of the respective grant date (the “First Vesting Date”), and shall become exercisable subject to Board approval of the audited consolidated annual financial statements of the Company for the prior fiscal year; and

●	6.25% of the earned options shall vest and become exercisable in 12 equal quarterly installments following the First Vesting Date over the subsequent three-year period.

 Vesting Acceleration - “Double Trigger”

The options will be subject to a “double trigger” full acceleration vesting mechanism in the event of a “Change of Control”, as defined in the Plan. According to the “double trigger” mechanism, Mr. Abrahami’s options will accelerate in connection with a Change of Control only if his employment is terminated without “Cause” (as defined in the Plan) during the period commencing three months prior to, and ending 18 months following, a Change of Control.

New Proposed Option Award Plan Compared to the Prior Option Award Plan

Below is a comparison of some of the key terms of the new proposed option award plan, to the prior award plan which ended in 2019:

●	The proposed plan will allow, subject to its approval, a total of three annual grants, replacing the current plan which allowed for five annual grants.

●
The performance KPI will be maintained as the Revenue Target, consistent with the prior plan, but a higher minimum achievement threshold is proposed, such that options will only be earned upon the achievement of 90% of the Revenue Target (upon which 50% of the options will be earned), compared to the prior plan which applied a significantly lower minimum achievement threshold of 80% of the Revenue Target (upon which 0% of the shares underlying the options would be earned, with a linear sliding scale up to 100%).

●	The proposed plan applies a new Revenue Cap on the value of options granted, on top of the capped number of options granted each year, as in the prior compensation plan.

●
The proposed plan applies a “double trigger” full acceleration vesting mechanism upon a “Change of Control”, as specified above, replacing a “single trigger” full acceleration mechanism under the current plan.

Recommendation

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the three-year option award plan to Mr. Abrahami, providing a competitive and performance-based equity compensation package.

The proposed option award plan links Mr. Abrahami’s compensation to the creation of shareholder value and demonstrates a progressive approach to executive compensation. If this Proposal no. 2 is not approved at the Meeting, the Board and Compensation Committee believe it could impede our ability to retain a highly-qualified CEO and to incentivize him to continue delivering value to our shareholders, thereby potentially posing a material risk to the Company’s medium- and long-term success.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the option award plan for the Chief Executive Officer be approved, as set forth in Proposal no. 2 of this proxy statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the option award plan for the Chief Executive Officer, as described in this Proposal no. 2.

PROPOSAL 3 – PROPOSAL TO AMEND AND READOPT THE COMPENSATION
ARRANGEMENT OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

In September 2016, our shareholders approved a new structure for the fees paid to our non-executive directors.  In general, the three-year plan adopted in 2016, and adjusted in 2017, provides for a fixed annual fee for the chair of the Board, the lead independent director, each director and each committee chair and member, and set a fixed equity grant mechanism.

Following the recommendation and approval of the Compensation Committee and the Board, we are seeking your approval to amend and extend the term of the non-executive director compensation plan for an additional period of up to three years.

Approval Requirements under Israeli Law

Your approval is required because the Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.

Main Proposed Changes to the Current Non-Executive Director Compensation Plan

The terms of the compensation plan outlined below are generally similar to the existing three-year plan that was adopted in 2016 and adjusted in 2017, other than certain changes made for reasons which are explained below.

Cash Component

The cash compensation is proposed to be maintained at its current level, which is below the 25th percentile compared to the average per director cash compensation in our Peer Group (excluding the supplemental compensation paid for serving as chair of the Board and lead independent director).

Equity Component

The equity awards granted to non-executive directors are proposed to be amended as follows:

●	decrease the number of options and RSUs comprising the Annual Grant (as defined below) by approximately 56%;

●
adopt a more conservative approach according to which newly appointed directors will only be provided with a one-year award grant, the same as incumbent non-executive directors, replacing the advance three-year grant newly appointed directors received under the current plan; The one-year award grant is more favorable to the Company since the exercise price of the options will be adjusted every year to reflect the fair market value on the respective grant date, and also in light of the fact that the acceleration provisions in the event of a Change of Control in the Company, only apply to awards which have been granted prior to the Change of Control; and

●
to reflect the significant contribution and importance of the lead independent director to the operation of the Board and the Board committees, we propose a new annual grant level for the lead independent director equal to 125% of the new annual grant level of the other non-executive directors.

The following are the full terms of the updated compensation plan:

Terms of the Updated Non-Executive Director Compensation Plan

I.	Cash Fees

Cash fees have not been changed and have been maintained at their current level.

Annual Retainer for Board Membership:

-	Annual service on the Board (including chair of the Board and lead -independent director): $35,000 (the “Annual Retainer”)

-	Supplemental annual fee for service as the chair of the Board: $40,000

-	Supplemental annual fee for service as lead-independent director: $17,500

-	Supplemental annual travel time fee for non-Israel based directors: Up to $20,000 ($5,000 for each quarter during which a director attends meetings in Israel)

Additional Annual Retainer for Committee Membership:

-	Annual service as a member of the audit committee (other than chair): $8,000

-	Annual service as the chair of the audit committee: $20,000

-	Annual service as a member of the compensation committee (other than chair): $5,000

-	Annual service as the chair of the compensation committee: $10,000

-	Annual service as a member of the nominating and corporate governance committee (other than chair): $5,000

-	Annual service as the chair of the nominating and corporate governance committee: $7,500

II.	Equity Awards

Initial Grant and Annual Grant:

-
Newly appointed non-executive directors will be granted an annual award for their first year of service with the Company, pursuant to the Plan, comprised of 1,308 RSUs and an option to purchase 3,924 ordinary shares (the “Initial Grant”). Following the Initial Grant, directors will receive the Annual Grant specified below.

-
Each non-executive director will be granted annual awards, pursuant to the Plan, comprised of 841 RSUs and an option to purchase 2,523 ordinary shares, except in the case of (i) the chair of the Board who will be granted annual awards comprised of 1,261 RSUs and an option to purchase 3,784 ordinary shares and (ii) the lead independent director who will be granted annual awards comprised of 1,051 RSUs and an option to purchase 3,154 ordinary shares; (for each director respectively, an “Annual Grant”).

-
The Black-Scholes-Merton value of the Initial Grant and that of the Annual Grant, other than the grants for the chair and lead independent director, as of September 20, 2019 was $350,000 and $225,000, respectively.

Date of Grant:

-
The Initial Grant shall be granted automatically on the date of initial appointment to the Board. Annual Grants shall be granted automatically upon the completion of the vesting period of the preceding Annual Grant, or Initial Grant, as applicable.

-
Subject to the continued service as a non-executive director, each non-executive director will be granted a maximum of three Annual Grants (one of which may be an Initial Grant if applicable) under the newly adopted non-executive compensation plan.

-
Messrs. Cohen, Saar, Gutler, Bloch and Tluszcz, were each granted non-executive option awards with a vesting period that completed this fiscal year, prior to the Meeting date, and were not granted an Annual Grant for 2019 under the current non-executive director compensation plan. Accordingly, each of Messrs. Cohen, Saar, Gutler, Bloch and Tluszcz will be granted an Annual Grant automatically on the date of the Meeting, subject to shareholders’ approval, while the date of grant for any subsequent Annual Grants will be set on the date on which the vesting period of their preceding Annual Grant was completed.

Vesting Schedule:

-
The Initial Grants and the Annual Grants will each vest in equal quarterly installments over a one-year period, commencing upon the expiration of the vesting period of the preceding Annual Grant, or for newly appointed directors, commencing on the date of appointment, all subject to continued service as a director through the applicable vesting dates.

-
For the avoidance of doubt, the vesting of the 2019 Annual Grants to be granted to Messrs. Cohen, Saar, Gutler, Bloch and Tluszcz automatically on the date of the Meeting (subject to shareholders’ approval), will commence as of the completion of the respective vesting periods of their Annual Grants of 2018, as follows: Mr. Bloch on July 26, 2019, Messrs. Gutler, Saar and Cohen on July 28, 2019 and Mr. Tluszcz on October 23, 2019.

Vesting Acceleration:

-	The Annual Grants will be subject to a “double trigger” full acceleration vesting mechanism in the event of a “Change of Control,” as defined in the Plan.

-
According to the “double trigger” mechanism, in the event of a Change of Control of the Company, the unvested equity of a director will accelerate upon the termination of his or her engagement or service with the Company (other than for “Cause” as defined in the Plan) as a condition to, or in connection with, the consummation of the Change in Control event, and within one year following, or immediately prior to, the consummation of the Change of Control.

Exercise Price:

-
In the case of options granted to non-executive directors who are subject to taxation in Israel, the per share exercise price of the options shall equal the average closing price of a Company ordinary share on NASDAQ on the 30 trading days prior to the date of grant.

-
In the case of options granted to non-executive directors who are not subject to taxation in Israel, the per share exercise price of the options shall equal the closing price of a Company ordinary share on NASDAQ on the date of grant.

Expiration Date:

-	Subject to the other terms of the Plan, the options shall expire 10 years from the date of grant.

Fair Value:

-
The fair value of the RSUs shall be determined based on the closing price of our ordinary shares and the fair value of the options shall be determined in accordance with the Black-Scholes-Merton option pricing model, in each case, on the grant date.

III.	Other Terms

Employee Directors:

-
Employee directors will receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a Company executive and is designated by the Board as a non-executive director shall be entitled to the same compensation as a non-executive director, commencing on the date such director is designated by the Board as a non-executive director.

Reimbursement of Expenses:

-
The Company will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Board or any committee thereof in accordance with the Company’s reimbursement policy.

Compensation Committee Recommendation

Our Compensation Committee and the Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board.  The proposed non-executive director compensation plan as set forth in this Proposal no. 3 is in line with the parameters of the Company’s proposed Compensation Policy - Directors, as set forth in Proposal no. 1, and is designed to enable us to appropriately incentivize, attract, and retain qualified members to our Board, while ensuring that our director compensation program is consistent with market practices, and share price appreciation.

In making its recommendation to amend and extend the term of the non-executive director compensation plan for an additional three years, the Compensation Committee considered several factors, including data of our Peer Group as provided by Radford.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the non-executive director compensation plan of the Company be amended and extended for an additional period of up to three years, as set forth in Proposal no. 3 of this proxy statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment and extension of the non-executive director compensation plan of the Company for an additional period of up to three years, as described in this Proposal no. 3.

PROPOSAL 4 – PROPOSAL TO RE-ELECT THREE DIRECTORS

Background

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Deirdre Bigley, Allon Bloch and Erika Rottenberg, and their terms expire at our annual meeting of shareholders to be held in 2020;

●	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2021; and

●	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at this Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked to re-elect Avishai Abrahami, Giora Kaplan and Mark Tluszcz. Mr. Tluszcz qualifies as an independent director under the listing standards of the Nasdaq Stock Market.

If re-elected at the Meeting, each of Avishai Abrahami, Giora Kaplan and Mark Tluszcz will serve until the 2022 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Avishai Abrahami, Giora Kaplan and Mark Tluszcz has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Wix, taking into account the size and special needs of Wix.

During 2018, each of the directors standing for re-election at the Meeting attended more than 75% of our Board meetings.

The nominating and corporate governance committee of our Board recommended that each of Avishai Abrahami, Giora Kaplan and Mark Tluszcz be re-elected at the Meeting as a Class III director for a term to expire at the 2022 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.  Our Board approved this recommendation.

Biographical information concerning Messrs. Abrahami, Kaplan and Tluszcz, the nominees for re-election as directors at this Meeting, and for each of the other directors is set forth below.

Class I Directors:

Deirdre Bigley, 55, has served as a member of our Board since November 2017, and also, since July 2018, as a member of our audit committee. Ms. Bigley currently serves as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, which she joined in 2009. Prior to joining Bloomberg, Ms. Bigley spent 13 years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc., a global provider of commercial imagery and music. She also serves as a member of the board of directors of MAKERS. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch, 49, has served as a member of our Board since July 2016, and as a member of our audit committee since November 2018.  Mr. Bloch also served as a member of our Board from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company.  Also, during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

Erika Rottenberg, 57, has served as a member of our Board since October 2014 and also, since 2015, has served on our compensation, audit and nominating and corporate governance committees. Since April 2018, Ms. Rottenberg is the Vice President & General Counsel for The Chan Zuckerberg Initiative, a leading philanthropic entity. Since June 2016, Ms. Rottenberg also serves on the Board of Directors of NYSE-listed Twilio, a leading cloud communications platform company where she chairs the nominating and governance committee, and serves on the audit committee. From July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet.  Ms.  Rottenberg began her legal career at the Silicon Valley-based law firm of Cooley LLP where she practiced corporate and employment law.  Ms.  Rottenberg also serves on the boards of directors of the Girl Scouts USA and the Silicon Valley Law Foundation. She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Class II Directors:

Yuval Cohen, 56, has served as a member of our Board since August 2013, and as a member of our compensation committee since November 2017.  Mr. Cohen also served as a member of our audit committee from May 2017 to November 2018. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing approximately $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the Board of Directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler, 61, has served as a member of our Board since July 2013, as our lead independent director since February 2016 and serves as Chair of each of our committees.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd. (Nasdaq CYBR), Fiverr International Ltd. (NYSE FVRR), Psagot Investment House, Psagot Securities and Psagot Market Making, and also serves as a member of the advisory board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar, 49, has served as a member of our Board since January 2007.  Mr. Saar is a partner in Mangrove IV Investment Fund and in Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

Class III Directors:

Avishai Abrahami, 48, is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chair of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chair.  From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan, 49, is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006.  From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001.  He also co-founded and served as Chief Technology Officer of Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Mark Tluszcz, 53, has served as the Chair of our Board of Directors since February 2016 and as a member of our Board since June 2010.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of STS Media, Inc. (trading as FreedomPop), JobToday S.A., K Health, Inc., TBOL Limited, Red Points Solutions, S.L. and Gong! Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Proposal

The shareholders are being asked to re-elect each of Messrs. Abrahami, Kaplan and Tluszcz for a term to expire at the 2022 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Avishai Abrahami be re-elected as a Class III director, to serve until the 2022 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Giora Kaplan be re-elected as a Class III director, to serve until the 2022 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Mark Tluszcz be re-elected as a Class III director, to serve until the 2022 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Messrs. Abrahami, Kaplan and Tluszcz as a Class III director for a term to expire at the 2022 annual general meeting.

PROPOSAL 5 – PROPOSAL TO RATIFY THE APPOINTMENT AND
COMPENSATION OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND
DISCUSSION OF OUR 2018 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2017	2018
	(in thousands)
Audit fees (1)	$755	$555
Audit-related fees (2)	$191	$223
Tax fees	$81	$150
Total	$1,027	$928

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2018 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2018, including our 2018 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014. The audit committee re-adopted our pre-approval policy in May 2018.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for 2019 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2020 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Corporate Secretary, and must otherwise comply with the requirements of the Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than August 8, 2020); provided that if the date of the 2020 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2020 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2020 will include (1) the election (or reelection) of Class I directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2019 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2020 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2020 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on April 9, 2019 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.wix.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

MARK TLUSZCZ
Chair of the Board of Directors

Dated: September 27, 2019

Annex A
Wix.com Ltd. – List of Peer Group

1.	Atlassian

2.	Cornerstone OnDemand

3.	CyberArk Software

4.	Grubhub

5.	Guidewire Software

6.	HubSpot

7.	LogMeIn

8.	Paycom Software

9.	Paylocity

10.	Proofpoint

11.	RingCentral

12.	Shopify

13.	Shutterstock

14.	Splunk

15.	Tableau Software

16.	Twilio

17.	Zendesk

Annex B

Compensation Policy – Executives

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Executives (the “Policy”) is to describe Wix’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than non-employee directors (the “Executives”), and to provide guidelines for setting the compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives that are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that become effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives, Executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Wix’s industry and jurisdictions of operation.

In support of this goal, Wix’s executive compensation practices are designed to meet the following objectives:

•	compete for, attract, retain, reward and motivate highly qualified Executives;

•
ensure that the interests of the Executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Wix’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to Wix’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the employment terms of the Executive and the average and median salary of Wix’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation would have an effect on employee relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Executives

Wix intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements.  Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of Wix’s Executives shall generally combine all or a portion of the following items:

•	base salary;

•	cash bonus (annual or special);

•	equity-based long-term incentives;

•	general benefits;

•	retirement and termination of service arrangements; and

•	change of control special arrangements.

Wix believes that a significant portion of its Executives’ compensation should be variable based on company’s results.

The value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall not be less than 40% of an Executive’s total compensation package on an annual basis.

In setting the compensation of Executives employed by a subsidiary of Wix, references in the Policy to Wix shall also include such subsidiary, to the extent applicable in the relevant context.

In the event that the services of the Executive are provided via a personal management company and not by the Executive directly as an employee of Wix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Wix in the applicable service agreement, compensation items in accordance with the guidelines of the Policy.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, comparative market data and practices of peer companies, compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Wix’s ability to attract and retain highly skilled professionals in the long term, hence Wix will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable e~~E~~xecutives, while considering, among others, Wix’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills. The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the E~~e~~xecutive’s performance and the company’s performance.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments may be driven by the business and/or individual performance vis-à-vis the respective performance targets.

The performance targets and the maximum annual bonus payable to each Executive shall be reviewed and approved by the Compensation Committee and the Board of Directors, and in the case of Wix’s Chief Executive Officer, also by Wix’s shareholders in accordance with the requirements of the Companies Law, as applicable.

Any annual bonus of the Chief Executive Officer approved after the effective date of this Policy shall be determined annually based on the results of Wix.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and Wix’s shareholders.

Without derogation from the authority of the Compensation Committee and the Board of Directors to set the maximum annual bonuses payable to each Executive and the criteria for determining eligibility of such annual bonuses, the Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives following achievement of the bonus criteria.

Criteria.  A significant portion of the annual bonus, not less than 75%, shall be determined based on measureable criteria.  A smaller portion of the annual bonus, not to exceed 25%, may be based on non-measureable criteria subject to any approvals as may be required by law, taking into account the Executive’s contribution to Wix.

Examples of measurable criteria that will be considered include, without limitation:

•	financial results (e.g. collections, revenues, pre-tax profits);

•	number of free or premium users; and

•	other key performance indicators.

Examples of non-measurable criteria that will be considered include, without limitation:

•	contribution to Wix’s business, profitability and stability;

•	the need to retain an Executive with skills, know-how or unique expertise;

•	the responsibility imposed on the Executive;

•	changes that occurred in the responsibility imposed on the Executive during the year;

•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his or her duties~~)~~;

•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary.

Special Bonuses.  In addition to the annual bonus, the Compensation Committee and the Board of Directors (and the shareholders if required by applicable law) may elect to pay certain Executives special cash bonuses in recognition for their special contribution to key company developments and activities.  The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

In determining whether to grant special bonuses to Executives, the Compensation Committee and the Board of Directors shall consider if such special bonuses are justifiable in light of the Company’s financial results and performance.

Signing Bonus.  In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect to pay a signing bonus.  The maximum cash signing bonus payable to an Executive shall not exceed 12 months’ entry base salary.

If and where applicable, the Compensation Committee and the Board of Directors shall consider awarding a signing bonus only to provide for the replacement awards that the newly hired Executive forfeited from his or her previous employer, and that such signing bonus will reflect performance, vesting and other conditions equivalent to the forfeited awards.

Partial Bonus Payout. Subject to the conditions and limitations of this Item 5.B, an Executive that is employed or provides services to Wix for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, based on the portion of the calendar year the Executive was employed or provided services.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Wix that is a member of Wix’s Board of Directors) following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of equity award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than 3 years and no more than 4 years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

Maximum Equity-Based Compensation. Any one or more equity awards granted to an Executive in a single calendar year (referred to collectively as an “Annual Grant”) shall be subject to the vesting periods set forth in the preceding paragraph and to the following thresholds:

•         with respect to an Annual Grant with an exercise price equal to the fair market value (FMV)1, the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.~~10~~075% of the issued and outstanding Wix Ordinary Shares on the date of grant, or 0.~~14~~10% in the case of the Chief Executive Officer (the “Annual Threshold”);

•         with respect to an Annual Grant of RSUs or other equity awards without an exercise price, the Annual Threshold shall be reduced by 50% (i.e., 0.0375~~5~~% of the issued and outstanding Wix Ordinary Shares on the date of grant or 0.05~~7~~% in the case of the Chief Executive Officer); and

•         with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards without an exercise price), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards. The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

D.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Executive compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that an Executive’s rights, payments and benefits with respect to an equity award granted to such Executive, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award. Such events may include, but shall not be limited to, termination with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Executive, or restatement of the Company’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup an Executive’s rights, payments and benefits with respect to an equity award will not apply in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•	the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical

1 The fair market value for an award that is subject to taxation in Israel~~to an Israeli-resident Executive~~ shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date ~~of the Options~~. The fair market value for an award that is not subject to taxation in Israel~~to a non-Israeli-resident Executive~~ shall equal the closing price of the Company’s shares on the date of grant.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

E.	General Benefits

The following benefits may be granted to the Executives:

•	paid vacation days;

•	paid sick days;

•	recuperation pay according to applicable law;

•	employer contribution to an education fund (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution to an insurance policy or a pension fund for severance and pension (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution towards work disability insurance; and

•	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Wix may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies. ~~For the avoidance of doubt, the grant of registration rights to an Executive shall not be deemed an employment benefit for any purpose.~~

F.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board of Directors may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. Wix provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executive dismissed by Wix in circumstances that do not constitute “cause”, in an amount that does not exceed 3 months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Wix may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Wix’s employees, customer and suppliers and/or not to compete with Wix for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board of Directors shall take into account different criteria, including the following:

•	the length of employment of the Executive;

•	the Executive’s performance during his or her employment;

•	Wix’s performance during the Executive’s term of employment and the Executive’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and

•	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed 15 months of the Executive’s base salary.

G.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his/her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards;

•	extension of advance notice period by up to 9 months (in addition to the advance notice period in effect prior to the change of control);

•	payment of severance pay for an additional period of up to 15 months; and

•	extension of the exercise period of options and other equity awards held by Executives for a period of up to 24 months following the date of employment termination.

H.	Indemnification, Insurance and Exculpation of Executives

Wix may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million (and $40 million in the case of side A coverage).

6.	SHAREHOLDING GUIDELINES FOR EXECUTIVE OFFICERS~~DIRECTORS~~

In order to align the interests of the Executive Officers (as named in our annual report on Form 20-F)~~s Directors~~ with the long-term growth of the Company, Executive Officers ~~Directors~~ shall be required to beneficially own shares of the Company (excluding unvested equity) ~~in an amount of~~equal to ~~not less than~~at least ~~2~~100% of their annual base salary. Executive Officers who also serve as directors, as well as the Chief Executive Officer, shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of their annual base salary.

The Executive Officers (including those serving as directors) are expected to satisfy these shareholding guidelines within four years of the effective date of this policy i.e. June 26, 2024 (and for Executive Officers employed after the effective date of this policy, four years from his or her respective date of employment) and maintain such shareholding guidelines throughout their service as Executive Officers.

7.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted by the Company on September 24, 2019

Effective as of June 26, 2020~~and Effective as of June 26, 2017~~

Annex C

Compensation Policy – Directors

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Directors (the “Policy”) is to describe Wix’s overall compensation strategy for the non-employee members of its Board of Directors (the “Directors”), and to provide guidelines for setting the compensation of its Directors.  The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”).

This Policy applies to compensation agreements and arrangements with Directors that are adopted after the effective date of this Policy.

All compensation arrangements of Directors are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Directors, whether or not a Wix employee, or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Directors.

The Policy is designed to offer Directors a compensation package that is competitive with other companies in Wix’s industry and jurisdiction of operation.

4.	Factors for Examining Compensation Terms

In setting the compensation of Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Director;

•	the Director’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated Directors;

•	the degree of responsibility imposed on the Directors;

•	the need to retain Directors who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the engagement terms of the Directors and the average and median salary of Wix’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

In order to maintain their independent status, the Compensation Committee and the Board of Directors will generally refrain from granting Directors performance-related equity awards or including Directors in pension schemes or similar plans.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Directors

A.	Annual Retainer and Fees

All Directors, excluding the External Directors (as defined in the Companies Law)1, shall be entitled to compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board of Directors and the Company's shareholders.

1 As per the amendments to the Israeli Companies Regulations (Relief for Companies Traded on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”) adopted by the Israeli Ministry of Justice on April 2016, the Company may comply solely with the applicable SEC and NASDAQ independent director requirements and audit committee and compensation committee composition requirements, and is no longer required to appoint External Directors (as defined in the Companies Law) and follow the equivalent requirements of the Companies Law in this respect. In the event Company elects in the future to appoint External Directors, the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 will be applicable.

All Directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees thereof and travelling on behalf of Wix consistent with Wix policy regarding such matters.

B.	Equity-Based Compensation

Overview. The Compensation Committee, the Board of Directors and the shareholders may grant to Directors equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares and restricted share units (RSUs).  All grants of equity-based compensation to Directors following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee, the Board of Directors and the shareholders shall approve the terms of award grants to Directors in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting. All equity-based incentives granted to ~~newly appointed~~ Directors shall generally be subject to a vesting period~~s~~ of no less than ~~3 years and for currently serving Directors no less than~~ 1 year.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix.

Value of Equity-Based Compensation. The maximum annual value for equity-based compensation granted to a Director shall not exceed $0.5 million, $6.25 million in the case of the lead independent director, or (iii) $0.75 million in the case of the Chairman of the Board of Directors. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is three years, 33.33% of the value shall be attributable to each of the three years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

The value of the variable compensation components (consisting of equity-based long-term incentives) shall reflect not less than 40% of a Director’s total compensation package on an annual basis.

C.	Benefits

The Directors shall be entitled to D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

In addition, Wix may offer additional benefits to the Directors, including, without limitation, telecommunication and electronic devices and communication expenses and “runoff” and other insurances.  For the avoidance of doubt, the grant of registration rights to a Director shall not be deemed a service benefit for any purpose.

6.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Director compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that a Director’s rights, payments and benefits with respect to an equity award granted to such Director, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other conditions of the equity award. Such events may include, but shall not be limited to, termination of service with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Director, or restatement of the Company’s financial statements to reflect adverse results from previously released financial statements, as a consequence of errors, omissions, fraud or misconduct. This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup a Director’s rights, payments and benefits with respect to an equity award, will not apply in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient, or not in the best interest of the company.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Shareholding Guidelines for Executive Officers

In order to align the interests of the Directors with the long-term growth of the Company, Directors shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of the annual base retainer given to each non-executive Director. The Directors are expected to satisfy these shareholding guidelines within four years of the effective date of this policy, i.e. June 26, 2024 (and for Directors appointed after the effective date of this policy, four years from his or her respective date of appointment) and maintain such shareholding guidelines throughout their service as Directors.

~~7.~~8.	Change of Control Special Arrangements

The Compensation Committee and the Board of Directors may determine that a Director shall be entitled to the following benefits in the event his/her service is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards; and

•	extension of the exercise period of options and other equity awards held by Directors for a period of up to 24 months following the date of service termination.

~~8.~~9.	Indemnification, Insurance and Exculpation of Directors

Wix may indemnify, insure and exculpate the Directors to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Directors; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million (and $40 million in the case of side A coverage).

~~9.~~10.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted ~~and Effective~~ as of ~~June 26, 2017~~by the Company on September 24, 2019

Effective as of June 26, 2020